UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 29, 2018

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
+55 11 3709 2300
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 29, 2018, Estre Ambiental, Inc. published a press release, a copy of which is attached as the Exhibit hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC.

Date: May 29, 2018	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer

EXHIBIT

Estre Ambiental to Announce Full Year 2017 Earnings Release in June 2018

SÃO PAULO, May 29, 2018 -- -- Estre Ambiental, Inc. (NASDAQ: ESTR)  (the “Company” or “Estre”) announces that it is postponing the release of its full year 2017 results that was originally scheduled for May 30, 2018. The Company currently expects to release its results before the end of June 2018 and will issue a further press release with the details for its 2017 earnings call in due course.

The Company continues to work diligently to complete the internal evaluation process relating to the matters referred to in its press release issued on March 5, 2018 and, in parallel, is working to finalize its audited financial statements for the three years ended December 31, 2017.

While the internal evaluation process is not yet complete, the Company expects that it will restate its financial statements for the years ended December 31, 2015 and 2016 previously filed with the SEC to reflect the findings of its internal evaluation, corresponding mainly to an increase in tax provisions based on management’s reassessment of probable tax losses, among other potential changes.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management's current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, results and operations. Statements regarding the implementation of future actions, including with respect to the release of its financial results and completion of its internal evaluation process, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto; the effectiveness of the Company’s risk management and internal control policies and procedures, including operational risk; litigation, such as class actions or tax assessments brought by governmental and regulatory agencies; general economic and market conditions; industry conditions; and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations
ir@estre.com.br
+55 11 3709-2358

Media Relations
press@estre.com.br
+55 11 3709-2421